

VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400



April 9, 2008

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
April 9, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated March 17, 2008.
2. News Release – dated March 19, 2008.
3. News Release – dated March 21, 2008.

Correspondence with Securities Commission(s)

4. Form 52-109F2 – Certification of Interim Filing - CEO.
5. Form 52-109F2 – Certification of Interim Filing – CFO.
6. Interim Management Discussion and Analysis for the Three and Six Months Ended January 31, 2008.
7. Interim Consolidated Financial Statements – January 31, 2008 and 2007.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 17, 2008

Ticker Symbols: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339
VR2 - FWB

VALGOLD DISCOVERS NEW COPPER/NICKEL/PLATINUM/PALLADIUM TARGET IN GUYANA

Vancouver, March 17, 2008, ValGold Resources Ltd. ("ValGold") is pleased to announce that it has discovered a new Copper/Nickel/Platinum Group Elements target in western Guyana. The area of interest is referred to as the Masawaki area and was discovered during a soil sampling program originally conducted to follow-up anomalous gold values in stream silts and pan concentrates. The Masawaki area is covered by a Prospecting License with a surface area of approximately 50 km^2 under application to the Guyana Geological and Mining Corporation.

Soil samples were collected along lines spaced 400 meters ("m") apart over a grid that was cut over an area measuring 3,000m x 6,000m. All of the samples were analyzed for 53 elements including most base and precious metals. Maximum values for some of the elements include 51 parts per billion ("ppb") platinum, 521 ppb palladium, 953 ppb gold, 957 parts per million ("ppm") nickel and 2,070 ppm chromium. About 10% of the sample results are still pending.

The platinum anomalies occur in at least five, parallel, northwest/southeast striking belts and range in width from about 100m to 300m. These belts are almost equally spaced across the entire 6,000m width of the grid. Anomalous palladium values are less well defined but show weak to strong correlation with those for platinum. Nickel and chromium anomalies are concentrated mostly in single belt with a maximum width of roughly 850m and may correlate with palladium and gold. Several other elements are anomalous in the Masawaki soils including those in Sample 551, for example, which contained 310 ppm Cu, 363 ppm Ni, 63 ppm Co, 22.2 % Fe, 2,063 ppm Cr, 0.23 % Ti, 311 ppb Pd and 10 ppb Pt.

The geology of the Masawaki area is poorly understood but it does fall within the Guiana Shield and is mostly likely underlain by rocks of Lower Proterozoic age. Little or no ground mapping has taken place in the area and ValGold is the first ever to cover the area by geochemical surveys. The soil geochemistry and digital topography suggest that the area is potentially underlain by a large, layered, mafic/ultramafic sequence striking northwest/southeast. Also evident on the digital topography is a dyke or sill which stands out as a prominent ridge. This feature parallels the layering in some areas and cross-cuts it in others, and is probably mafic in composition. Layering in the rocks is difficult to see in the aeromagnetic data but several regional scale faults are evident striking parallel to the layering of the intrusion(s). Layered mafic/ultramafic intrusions are known to exist elsewhere in the Guiana Shield particularly in Venezuela.

The Masawaki soil anomalies represent an exciting new target for copper, nickel, platinum and palladium, and potentially other metals in Guyana. The area has seen no ground exploration and the target area is significant, covering many square kilometers. In the coming months ValGold intends to follow-up the soil anomalies with infill soil sampling, reconnaissance scale mapping and rock chip sampling. The grid will also have to be expanded to close off a number of the anomalous belts which extend off the grid. This work will be carried out as quickly as possible in order to define drill targets.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 19, 2008

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
VR2 - FWB

VALGOLD RECEIVES POSITIVE INITIAL GOLD MINERAL RESOURCE ESTIMATE FOR THE LOS PATOS DISCOVERY

Vancouver, March 19, 2008, ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has received the initial NI 43-101 mineral resource estimate prepared by Micon International for its 100%-owned Los Patos gold deposit.

"ValGold's Los Patos gold discovery is the first to be tested of eight high-priority targets on the 6½ km long Los Chivos shear zone," commented President and CEO, Stephen Wilkinson, "and it is quite possible that ValGold is on the leading edge of a significant new mining development. It is important to point out that the modest gold resource is hosted within the Los Patos alteration zone, which is far from being fully delineated and remains open both along strike and to depth."

As part of the preparation of its resource report, Micon constructed a grade-block model for the mineralization found at Los Patos and completed its estimate of the proportion of the mineralization that could be contained within the outline of a potential open pit. The data for the block model and open pit was derived from 6 surface trenches, 28 diamond drill holes completed by ValGold and 8 drill holes drilled by Gold Fields in the 1990s.

The outline of the potential open pit shell was constructed initially using a base case gold price of US$650 per ounce, being the approximate trailing average gold price for the last 24 months. The other open pit parameters are summarized in Table 1. In addition, a series of potential open pit shells were calculated to test for sensitivities to gold prices utilizing a range of prices from US$450 per ounce up to US$925 per ounce. The base case pit shell is the defining measure for the mineral resource estimate and shows a compliant Indicated Mineral Resource of 1.1 million tonnes grading 2.94 g/T Au containing approximately 105,000 ounces. (See Table 2) There are Inferred Mineral Resources in the saprolite above the Indicated ounces consisting of 126,000 tonnes grading 1.19 g/T Au containing approximately 4,800 ounces. In addition, mineralized material is known through drilling below the base case pit shell, intersected by the 11 deepest 2007 drill holes. Table 3 is a comparison of the estimated tonnages and grades contained within the various potential open pit shells for each gold price.

ValGold anticipates that the full NI 43-101 report on the main zone of the Los Patos gold deposit should be received before the end of April 2008. Following that the Company is planning to resume its exploration work with diamond drilling to expand the limits of the Los Patos in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone. The drilling will be undertaken in tranches of approximately 5,000m and will be ongoing into 2009.

Figure 1. Three-Dimensional View Showing the Solid Model of the Rock-Hosted (yellow) and Saprolite-Hosted (purple) Gold Mineralization, Los Patos Project.



Table 1. Conceptual Open Pit Parameters, Los Patos Project

Item	Value
Gold Price	$US650/oz
Exchange Rate (CAD/USD)	1.10
Cut-off grade	0.5 g/t Au
Metallurgical Recovery [1]	Oxide: 93% Fresh: 89%
Inter-ramp angles [1]	Oxide: 43° Fresh: 52°
Density [1]	Oxide: 1.8 Fresh: 2.8
Operating Cost – Mining [1]	$USD2.00
Operating Cost – Milling [1]	$USD6.00
Operating Cost – G&A [1]	$USD3.00

[1] Note: Input parameters are notional only for the purposes of outlining a potential open pit shell. Further work will be required to confirm the assumptions stated.

Table 2. Classified Mineral Resources for the Base Case Pit Shell

US$650/oz Pit Shell (Base Case)			
Material	Tonnes	Au Grade (g/T)	Contained Ounces Au
Indicated (Fresh Rock)	1,106,900	2.94	104,639
Inferred (Saprolite)	126,000	1.19	4,821
Total	1,232,900	2.76	109,415

Los Patos Project Summary

Los Patos is the main gold occurrence discovered to date, situated within ValGold's Increible concessions located in the El Callao Mining District. The Increible concessions - 1, 3 and 5 cover an area totaling approximately 150 km^2 and contain several gold occurrences, most of which have seen minimal past exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.5 km.

During the summer of 2007, ValGold drilled 35 core holes on the Los Patos occurrence and its satellite zones. The drilling outlined a mineralized zone having a minimum strike length of 160 metres ("m") traceable down plunge for 280m. The average true width of the Los Patos zone is estimated to be in the order of 19.5m (64 ft). The Los Patos mineralization appears to be continuous from surface downwards and remains open in all directions. A second drill program is planned for 2008 to expand the Los Patos mineralization and to drill test the other gold occurrences along the Los Chivos Shear Zone.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For further information on this property, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Table 3. Comparison of Estimated Tonnages and Grades by Open Pit Shell, Los Patos

Material	Tonnes	Au Grade (g/T)	Contained Ounces Au
US$450/oz Pit Shell			
Fresh Rock	756,900	3.22	78,367
Saprolite	99,900	1.32	4,420
Total	**856,800**	**3.00**	**82,650**
US$550/oz Pit Shell			
Fresh Rock	1,008,900	3.09	100,241
Saprolite	114,300	1.25	4,594
Total	**1,1123,200**	**2.90**	**104,736**
US$650/oz Pit Shell (Base Case)			
Fresh Rock	**1,106,900**	**2.94**	**104,639**
Saprolite	**126,000**	**1.19**	**4,821**
Total	**1,232,900**	**2.76**	**109,415**
US$750/oz Pit Shell			
Fresh Rock	1,237,100	2.83	112,572
Saprolite	135,000	1.14	4,949
Total	**1,372,100**	**2.67**	**117,798**
US$850/oz Pit Shell			
Fresh Rock	1,286,100	2.75	113,723
Saprolite	137,700	1.13	5,003
Total	**1,423,800**	**2.60**	**119,032**
US$925/oz Pit Shell			
Fresh Rock	1,389,700	2.77	123,777
Saprolite	141,300	1.11	5,043
Total	**1,531,000**	**2.61**	**128,486**

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 31, 2008

Ticker Symbol: VAL-TSX Venture
VR2 - FWB
SEC 12g3-2(b) exemption 82-3339

VALGOLD DEFINES GOLD TARGETS IN NW GUYANA

Vancouver, March 31, 2008, ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has successfully completed the first stage of exploration on its 100% owned Reis Gold Property, located in northwestern Guyana. The Reis Property is comprised of four medium scale prospecting permits covering 1875 hectares ("ha") located in the Five Star area approximately 275 kilometers ("km") northwest of Georgetown.

The Reis Property is an integral part of ValGold's extensive holdings in northwestern Guyana where the Company is exploring a 40 km long stretch of the Whana gold belt. Most of this belt is controlled by ValGold in the form of prospecting licenses and medium scale prospecting permits. The Whana gold belt is highly prospective, defined by a linear belt of gold occurrences concentrated proximal to the regional scale, east-west striking, Whana Thrust Fault ("WTF") and its splays. The Reis Property is reported to be underlain by Lower Proterozoic-age rocks consisting mostly of amphibolite, felsic to intermediate volcanics and phyllite. Amphibolite which underlies the northern half of the area has been thrust over younger volcanic and sedimentary units to the south on a regional scale along the WTF. Gold soil anomalies and alluvial mining of gold are common in proximity to the WTF over much of its 40 km strike length.

ValGold's soil sampling over the Reis Property has outlined a northeast/southwest trending gold anomaly that measures over 2,000 m long as defined by gold values of 50 ppb or greater. Within this anomaly are at least four east-west striking zones with even higher gold values of greater than 100 parts per billion ("ppb") gold where each anomaly has strike lengths ranging from 100m to 650m and up to 300m across. These anomalies lie either along the WTF or splay off it. Coincident with many of the anomalous gold values are soil anomalies in arsenic and bismuth. A plan of the anomalies is attached at the end of this news release.

The anomalies have seen no trenching or drilling even though alluvial mining of gold is common in the area. Preparations are underway to begin to drill the soil anomalies in March.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance using assay control samples and duplicates.

For further information on this property, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This figure is a plan of the central portion of the Reis Property showing the grid lines and locations of gold in soils anomalies. The grid lines are spaced at 200m along which soil samples were taken every 50m.


N
L4000 N
LEGEND
≥100 ppb Au in soils
≥50 ppb Au in soils
≥120 ppm As in soils
≥40 ppm As in soils
Claim boundaries
0
500 m
Scale

Certification of Interim Filings

I, Stephen J. Wilkinson, President and Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. *Review*: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2008.

1. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

Stephen J. Wilkinson
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Certification of Interim Filings

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. *Review*: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2008.

1. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ValGold Resources Ltd.

Interim Management Discussion and Analysis for the Three and Six Months Ended January 31, 2008

1.1 Date

The effective date of this interim report is March 31, 2008.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold Resources Ltd. for the year ended July 31, 2007, and the unaudited interim consolidated financial statements for the period ended January 31, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the six months ended January 31, 2008 ("fiscal 2008") was $710,112 or $0.01 per share compared to earnings of $608,416 or $0.02 per share in the six months ended January 31, 2007 ("fiscal 2007").
- In fiscal 2008, ValGold sold 27,400 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when they sold 175,000 common shares of for a gain of $597,405.
- During fiscal 2008, cash used in operations was $763,390, compared to $532,188 used in fiscal 2007. Expenditures on mineral property interests totalled $10,188,440 in fiscal 2008 compared to $3,796,929 in fiscal 2007. Exploration expenditures were incurred on the following mineral properties in fiscal 2008, with the comparative figures for fiscal 2007 in parentheses: Tower Mountain - $146,623 ($3,259), Hunter Mine - $33,100 (a recovery of $600), Venezuelan properties - $1,803,631 ($795,779); Manitoba Nickel Properties - $Nil ($24,484), Garrison Property - $114,199 ($1,040,874), and Guyana - $826,761 ($285,811).
- In fiscal 2007 the Company wrote-off the Attwood Lake property in Manitoba for a total of $14,800 and $20,317 related to the Freehold Claims in Ontario in fiscal 2007. There were no comparative write-downs in fiscal 2008.
- At January 31, 2008, the Company had working capital of $257,588. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the

necessary financing to continue operations into the future. The Company also has investments in common shares of public companies, which may be used as a source of funds.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp., a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

The total purchase price for both phases was a total of US$2,000,000 cash and the equivalent of US$6,000,000 in common shares. The sellers will retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The sellers also retain a 2% net smelter returns royalty in the Venezuelan Properties.

An arm's length finder's fee of 5% of the value of the acquisition was also paid in shares, initially a first installment of 375,000 common shares, and at the completion of the acquisition, a second installment of 890,073 common shares.

Previous exploration expenditures by Honnold on the Venezuelan Properties outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

The principal mineral properties include the Chicanan West and the Chicanan East Concessions. These concessions are located in southern Bolivar State, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits. The concessions are comprised of 16 exploration licenses that cover a total of approximately 90,000 hectares or approximately 900 square kilometers. Three other concessions are located in the El Callao area and are known as the Increible 1, 3 and 5 concessions. These three concessions total 14,950 hectares. The remaining two (Vuelvan Caras) concessions are located 110 km to the southeast of the El Callao area in the Marwani District and total 2,143 hectares.

Numerous gold occurrences are found on all the concessions hosted by a wide variety of rock types and structural settings. On the Increible concessions the primary gold occurrences are found along the Los Chivos Shear Zone and are hosted by a variety of highly sheared and altered volcanic and sedimentary rocks. On the Chicanan concessions gold occurrences are found in mixed volcanoclastic rocks along the regional scale Chicanan Shear Zone and along structures and contacts in the Mochila Layered Intrusion.

ValGold commissioned a NI 43-101 compliant technical report on the Venezuelan Properties and an initial mineral resource estimate has been prepared by Micon International for its 100%-owned Los Patos gold deposit.

As part of the preparation of its resource report, Micon constructed a grade-block model for the mineralization found at Los Patos and completed its estimate of the proportion of the mineralization that could be contained within the outline of a potential open pit. The data for the block model and open pit was derived from 6 surface trenches, 28 diamond drill holes completed by ValGold and 8 drill holes drilled by Gold Fields in the 1990s.

The outline of the potential open pit shell was constructed initially using a base case gold price of US$650 per ounce, being the approximate trailing average gold price for the last 24 months. The other open pit parameters are summarized in Table 1. In addition, a series of potential open pit shells were calculated to test for sensitivities to gold prices utilizing a range of prices from US$450 per ounce up to US$925 per ounce. The base case pit shell is the defining measure for the mineral resource estimate and shows a compliant Indicated Mineral Resource of 1.1 million tonnes grading 2.94 g/T Au containing approximately 105,000 ounces (See Table 2). There are Inferred Mineral Resources in the saprolite above the Indicated ounces consisting of 126,000 tonnes grading 1.19 g/T Au containing approximately 4,800 ounces. In addition, mineralized material is known through drilling below the base case pit shell, intersected by the 11 deepest 2007 drill holes. Table 3 is a comparison of the estimated tonnages and grades contained within the various potential open pit shells for each gold price.

ValGold anticipates that the full NI 43-101 report on the main zone of the Los Patos gold deposit should be received before the end of April 2008. Following that the Company is planning to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone. The drilling will be undertaken in tranches of approximately 5,000m and will be ongoing into 2009.

Figure 1. Three-Dimensional View Showing the Solid Model of the Rock-Hosted (yellow) and Saprolite-Hosted (purple) Gold Mineralization, Los Patos Project.



Table 1. Conceptual Open Pit Parameters, Los Patos Project

Item	Value
Gold Price	$US650/oz
Exchange Rate (CAD/USD)	1.10
Cut-off grade	0.5 g/t Au
Metallurgical Recovery [1]	Oxide: 93%

	Fresh: 89%
Inter-ramp angles [1]	Oxide: 43° Fresh: 52°
Density [1]	Oxide: 1.8 Fresh: 2.8
Operating Cost – Mining [1]	$USD2.00
Operating Cost – Milling [1]	$USD6.00
Operating Cost – G&A [1]	$USD3.00

[1] Note: Input parameters are notional only for the purposes of outlining a potential open pit shell. Further work will be required to confirm the assumptions stated.

Table 2. Classified Mineral Resources for the Base Case Pit Shell

US$650/oz Pit Shell (Base Case)			
Material	**Tonnes**	**Au Grade (g/T)**	**Contained Ounces Au**
Indicated (Fresh Rock)	**1,106,900**	**2.94**	**104,639**
Inferred (Saprolite)	**126,000**	**1.19**	**4,821**
Total	**1,232,900**	**2.76**	**109,415**

Los Patos Project Summary

Los Patos is the main gold occurrence discovered to date, situated within the Increible concessions. The Increible concessions - 1, 3 and 5 cover an area totalling approximately 150 km² and contain several gold occurrences, most of which have seen minimal past exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.5 km.

During the summer of 2007, ValGold drilled 35 core holes on the Los Patos occurrence and its satellite zones. The drilling outlined a mineralized zone having a minimum strike length of 160 metres ("m") traceable down plunge for 280m. The average true width of the Los Patos zone is estimated to be in the order of 19.5m (64 ft). The Los Patos mineralization appears to be continuous from surface downwards and remains open in all directions. A second drill program is planned for 2008 to expand the Los Patos mineralization and to drill test the other gold occurrences along the Los Chivos Shear Zone.

Mochila Lineament

A 4,975.5m, fourteen hole, diamond drill program was completed on the Mochila Lineament gold occurrence located within the Chicanan West concessions in February 2008. The drill program tested several targets hosted by mafic and ultramafic rocks comprising the Mochila Layered Intrusion. The program focused on faults and lithological contacts where either artisanal mining or gold soil anomalies are present.

This drill program tested gold targets hosted within the Mochila Layered Intrusion. This layered mafic-ultramafic intrusion is postulated to be 2,500m thick and is comprised of a central gabbro unit separating upper and lower ultramafic layers. Within the intrusion gold occurs along the Mochila Lineament which is a regional scale structure coincident with an axial plane of the folded intrusion. Gold is also found along the upper contact of the central gabbro unit and potentially along the basal contact of the layered

intrusion with the underlying volcanics. The program was not as successful as the Los Patos program and the Company's next drill program will focus on the Los Patos area.

Fiscal 2008 exploration expenditures of $1,803,631 ($795,779) on the Venezuelan properties include the following: assays and analysis - $80,746 ($76); drilling - $659,537 ($Nil); geological and geophysical - $123,717 ($202,081); lease and property taxes - $171,349 ($Nil); stock-based compensation and related future income taxes - $22,400 ($Nil); travel and accommodation - $86,769 ($49,975), and site activities and trenching - $659,113 ($543,647), which includes the maintenance of a base camp and personnel who have worked on the property for several years.

The Company capitalized future income taxes of $1,693,728 in the year ended July 31, 2007, relating to the Venezuela Properties in the year ended July 31, 2007, but as a result of acquiring the companies holding the Venezuela Properties, the Company has acquired unrecognized tax assets resulting in the reversal of the previously capitalized future income taxes, and reversed capitalized future income taxes of $1,683,142.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003. All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates during fiscal 2007. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 New Bolivars/$US, has been adjusted upwards twice, and presently stands fixed at 2.150 New Bolivars/$US. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square km or 1,213,500 acres.

The following table outlines all the areas covered by the agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS [1]	1	3,605	891,810
Otomung	PGGS	1	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star PGGS expired October 1, 2007, but prior to this, 21 prospecting licenses ("PLs") were selected within the area. Each of the PLs covers an area of approximately 50.6 km^2 (12,500 acres) for a total of approximately 1,063 square km. The PL applications are currently being reviewed by the Government and approval for most if not all the PLs should be in hand by the end of the calendar year. The PLs cover what is considered to be the most prospective ground in the expired Five Star PGGS based on the information available. In addition, ValGold notified Newmont and Guiana Shield Resources late in 2007 that it would be relinquishing its rights to the Otomung PGGS and the three Kartuni PLs due to minimal exploration potential in these areas.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed by Newmont. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces.

The properties are considered highly prospective for gold but also have potential for the discovery of diamonds, uranium and base metals. Gold occurrences and/or artisanal workings are commonplace, most of which have seen no follow-up work. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Current Exploration:
Since late 2007, ValGold has carried out a number of stream silt and soil sampling programs within the former Five Star PGGS. This has lead to the discovery of a number of gold, copper, nickel, platinum, palladium and uranium anomalies which will be followed up throughout 2008. Follow-up work will include in-fill soil sampling, rock chip sampling, reconnaissance scale mapping, trenching and diamond drilling.

Also recently discovered by the Company's current exploration work is a new copper/nickel/platinum and palladium target in western Guyana. The area of interest is referred to as the Masawaki area and was discovered during a soil sampling program originally conducted to follow-up anomalous gold values in stream silts and pan concentrates. The Masawaki area is covered by a Prospecting License ("PL") with a surface area of approximately 50 km^2 under application to the Guyana Geological and Mining Corporation.

Soil samples were collected along lines spaced 400 meters ("m") apart over a grid that was cut over an area measuring 3,000m x 6,000m. All of the samples were analyzed for 53 elements including most base and precious metals. Maximum values for some of the elements include 51 parts per billion ("ppb") platinum, 521 ppb palladium, 953 ppb gold, 957 parts per million ("ppm") nickel and 2,070 ppm chromium. About 10% of the sample results are still pending as of March 31, 2008.

The platinum anomalies occur in at least five, parallel, northwest/southeast striking belts and range in width from about 100m to 300m. These belts are almost equally spaced across the entire 6,000m width of the grid. Anomalous palladium values are less well defined but show weak to strong correlation with those for platinum. Nickel and chromium anomalies are concentrated mostly in single belt with a maximum width of roughly 850 m and may correlate with palladium and gold. Several other elements are anomalous in the Masawaki soils including those in Sample 551, for example, which contained 310 ppm Cu, 363 ppm Ni, 63 ppm Co, 22.2 % Fe, 2,063 ppm Cr, 0.23 % Ti, 311 ppb Pd and 10 ppb Pt.

The geology of the Masawaki area has not been thoroughly explored in the past, however it does fall within the Guiana Shield and is mostly likely underlain by rocks of Lower Proterozoic age. Little or no ground mapping has taken place in the area and ValGold is the first to cover the area by geochemical surveys. The soil geochemistry and digital topography suggest that the area is potentially underlain by a large, layered, mafic/ultramafic sequence striking northwest/southeast. Also evident on the digital topography is a dyke or sill which stands out as a prominent ridge. This feature parallels the layering in some areas and cross-cuts it in others, and is probably mafic in composition. Layering in the rocks is difficult to see in the aeromagnetic data but several regional scale faults are evident striking parallel to the layering of the intrusion(s). Layered mafic/ultramafic intrusions are known to exist elsewhere in the Guiana Shield particularly in Venezuela.

The Masawaki soil anomalies represent an exciting new target for copper, nickel, platinum and palladium, and potentially other metals in Guyana. The area has seen no ground exploration and the target area is significant, covering many square km. In the coming months ValGold intends to follow-up the soil anomalies with infill soil sampling, reconnaissance scale mapping and rock chip sampling. The grid will

also have to be expanded to close off a number of the anomalous belts which extend off the grid. This work will be carried out as quickly as possible in order to define drill targets.

Fiscal 2008 exploration expenditures on the Guyana Properties include the following: assays and analysis - $88,772 ($4,071); drilling - $87,631 ($Nil); geological and geophysical - $337,773 ($167,777); land lease and property taxes - $22,118 ($Nil); site activities - $165,246 ($76,311); stock-based compensation and future income taxes - $57,016- ($Nil); and travel and accommodation - $68,205 ($37,652).

In fiscal 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, $50,000 (paid) and $50,000 on each of the next four anniversaries of regulatory approval. The Company has received a NI 43-101 technical report on the Fish Creek PL, written by Henry M. Meixner, P. Geo.

The Fish Creek PL is a single PL covering an area of about 14,765 acres or 5,975 hectares located approximately 235 kilometres west of Georgetown. The area was explored between 1994 and 1997 by Golden Star Resources Ltd. Golden Star carried out a comprehensive and well-integrated exploration program including a variety of ground work and airborne geophysical surveys. This work delineated an 8 km x 4 km area of favorable gold-prospective greenstone amphibolite units contained within a major fold structure that is truncated by a thrust fault and that exhibits extensive and widespread geochemical gold anomalous areas that have been inadequately tested by drilling and trenching.

The geology of the Fish Creek PL consists of lower Proterozoic Barama Group of metamorphosed volcanic, sedimentary and intrusive rocks. The Barama Group is highly prospective for shear-hosted as well as for intrusive-related gold deposits like those found elsewhere throughout similar greenstone strata in the Guiana Shield in Guyana at Omai, Tassawini, Million Mountain and Toroparu and in Venezuela at Las Cristinas and Brisas. The gold-favorable geology of Fish Creek PL comprises two major greenstone units that make up a southeasterly plunging fold which is truncated by a thrust along its southern flank. Elevated gold values are exhibited in soils and in saprolite along the thrust structure over a 6-km strike length within the Fish Creek PL.

Trenching and limited shallow drilling by Golden Star at selected localities identified sporadic and discontinuous intervals of low-sulphide gold mineralization within the greenstones that do not explain the intensive and widespread occurrence of gold anomalies throughout the license area. A deeper source of sub-surface gold mineralization is therefore indicated under at least two localities that have not been adequately explored by the past drilling.

The southern-central zone of anomalous gold-in-soils and saprolite is deemed to be a high priority target for further exploration for shear-hosted greenstone gold mineralization related to brittle fracturing within the thrust zone throughout its entire 6km length. The northern-central geochemical gold anomalous area that measures 3 km x 2 km is also prospective for intrusive-related and greenstone-hosted gold mineralization at an intrusive center at the crest of the fold where the highest geochemical gold anomalies occur.

In the first part of 2008, an in-depth review of all the historical work will be done with the purpose of defining priority areas for follow-up work including trenching and where warranted drilling. The technical report filed on the Fish Creek PL recommends an initial program budget of approximately $860,000 and ValGold intends to complete much of this work during the next 12 to 16 months.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Guiana Shield properties in Guyana and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

1.2.3 Garrison Project, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Gold mineralization on the property occurs within the MFZ as sulphide-rich bodies such as the JP and the RP gold zones and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks such as the Garrcon area Shaft and North gold zones. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. The JP zone in the MFZ is the largest of these and has been explored by both surface and underground methods. On the 145 m level, the JP Zone is continuous over a length of 142 m and averages 8.74 g/tonne gold over an average width of 3.61 m. Auriferous zones within the sediments strike parallel to the DPFZ and are found proximal to the footwall of the fault. Microfracturing and/or brecciation with minor pyrite, silicification and quartz veining generally accompany the gold mineralization.

Since acquiring the property in mid 2005 work has been directed towards creating a database of all previous exploration work and drilling to better assess the economic potential of the numerous gold zones found on the property. To the end of fiscal 2007, ValGold drilled a total of 32,012 m in 74 holes, mostly in the JP, Shaft and North Zones.

A NI 43-101 compliant report is nearing completion by ACA Howe International on the Garrison gold property. A resource calculation for the JP Zone will comprise part of the report.

Fiscal 2008 exploration expenditures on the Garrison Project have included assay and analysis costs - $23,111 ($90,361); drilling - $Nil ($584,432); geological and geophysical - $56,007 ($239,499); site activities - $15,376 ($42,920); stock-based compensation - $5,894 ($Nil) and travel and accommodation - $13,811 ($83,662).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Garrison Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

1.2.4 Tower Mountain Gold Project, Ontario

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 km west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $245,000 were

made to the optionors of the Tower Mountain property. The Company had also acquired an option on two additional parcels of land, which formed part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares were issued. These claims, known as the Freehold Claims, were written off in fiscal 2007 for a total of $20,317.

Little field work was carried out on the Tower Mountain project since the last drill program was completed during the winter of 2005. By the end of this drill program a total of 67 holes had been drilled on the property for an accumulated length of 16,618 m. Following this last drill program an independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website.

Current Status:
An eight-hole drill program was completed August 9, 2007, on the Tower Mountain gold property located 40 km west of Thunder Bay. A total of 2,090 m were drilled to test mostly extensions to previously discovered zones such as that in 04-36 where 50.0 g/T gold were intersected over a core length of 1.5 m. Assays for all eight holes have been received and were reported in ValGold's news release dated November 26, 2007.

Fiscal 2008 exploration expenditures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $20,068 ($Nil); drilling - $83,575 ($Nil); geological and geophysical - $34,516 ($971); and travel and accommodation - $3,000 ($Nil) and site activities - $5,464 ($2,288).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Tower Mountain Gold Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50,000 ($40,000 paid at the date of this report) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. In addition, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. The property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"). Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (March 15, 2006) (received by the Company) and a second and third tranche of 425,000 shares were received on March 15, 2007 and 2008, respectively, the anniversary of regulatory approval. A further 30.0% interest may be earned by Brigadier by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension for completion of the exploration expenditures from March 15, 2007, to October 31, 2007. Brigadier has informed the Company that the required exploration was completed. For the granting of the extension, ValGold received warrants to purchase 425,000 common shares of Brigadier at $0.15 per share, expiring September 2, 2008. These warrants were initially valued at $29,120, using the Black-Scholes ("B-S")

method of calculation with a volatility rate of 95%, an 18-month term and a risk-free interest rate of 4%. At January 31, 2008, they were re-valued as a financial instrument and currently have an estimated value of $3,000, using a volatility rate of 77%, a term of 0.75 of a year and a risk-free interest rate of 3.82%.

During the six months ended January 31, 2008, the Company issued 55,000 common shares under the option agreement with the initial optionors and made a cash payment of $10,000, for a total of $33,100.

1.2.6 Mineral Property Option Payments Due In the Year Ended July 31, 2008

During the year ended July 31, 2008, the Company will be required to make cash payments of $35,000 and US$50,000 ($10,000 and US$50,000 paid) and issue 255,000 common shares (issued) on the Company's mineral property interests located in Canada.

In fiscal 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of US$250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

1.2.7 Market Trends

In 2007 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. To March 28, 2008, the gold price has averaged US$925per ounce.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2007, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2007	As at July 31, 2006	As at July 31, 2005
Current assets	$ 3,748,462	$ 1,018,295	$ 987,683
Mineral property interests	15,109,101	6,408,161	3,862,406
Other assets	510,706	360,650	1,408,795
Total assets	19,368,269	7,787,106	6,258,884
Current liabilities	2,342,251	660,617	137,952
Shareholders' equity	17,026,018	7,126,489	6,120,932
Total shareholders' equity and liabilities	19,368,269	7,787,106	6,258,884
Working capital (non-GAAP measure)	$ 1,406,211	$ 357,678	$ 849,731

	Year ended July 31, 2007	Year ended July 31, 2006	Year ended July 31, 2005
Expenses (Recoveries)			
Amortization	$ 2,617	$ 889	$ 855
Foreign exchange loss	1,474	8,827	17,838
Legal, accounting and audit	104,632	128,504	75,297
Management fees	74,500	73,000	60,000
Office and administration	284,446	301,521	208,331
Salaries and benefits	345,363	204,255	218,938
Shareholder communications	282,015	156,647	214,849
Stock-based compensation	241,964	241,986	53,734
Travel and conferences	130,116	38,283	75,169
	1,467,127	1,153,912	925,011
Property investigation (recoveries) costs	7,040	(3,107)	115,052
Write-down of mineral property interests	454,042	316,336	419,698
Gain on sale of marketable securities and investments	(1,087,432)	(1,722,766)	--
Write-down of investments	--	--	6,000
Bad debt expense	64,005	--	--
Interest income	(45,940)	(23,738)	(46,506)
(Loss) earnings before future income tax recovery	(858,842)	279,363	(1,419,255)
Future income tax recovery	685,187	112,648	162,788
(Loss) earnings for the year	(173,655)	392,011	(1,256,467)
(Loss) earnings per share – basic and diluted	$ 0.00	$ 0.02	$ (0.06)
Weighted average number of common shares outstanding – basic	37,808,293	22,253,520	20,701,374
Weighted average number of common shares outstanding – diluted	37,808,293	22,575,085	20,701,374

1.4 Results of Operations

ValGold had a loss of $710,112 or $0.01 per common share in fiscal 2008, compared to earnings of $608,416 or earnings per share of $0.02 in fiscal 2007.

	Three months ended January 31,		Six months ended January 31,	
	2008	2007	2008	2007
Expenses				
Amortization	$ 1,044	$ 478	$ 2,089	$ 803
Foreign exchange loss (gain)	883	(1,296)	10,262	2,440
Legal, accounting and audit	28,145	39,081	110,484	50,312
Management and consulting fees	22,500	19,500	44,000	39,000
Office and administration	49,224	51,313	146,726	117,456
Property investigations	--	125	125	180
Salaries and benefits	92,462	68,204	234,258	165,675
Shareholder communications	90,237	49,963	174,696	79,438
Stock-based compensation	36,268	--	145,201	--
Travel and conferences	9,862	9,671	33,268	38,934
Write-down of mineral property interests	--	--	--	35,117
Interest and other income	(5,116)	(5,352)	(24,244)	(10,653)
	325,509	231,687	876,865	518,702
Gain on sale of investments	--	(82,160)	(132,680)	(597,405)
(Loss) earnings before income taxes	(325,509)	(149,527)	(744,185)	78,703
Recovery of future income tax	18,564	529,713	34,073	529,713
(Loss) earnings for the period	(306,945)	380,186	(710,112)	608,416
(Loss) earnings per share, basic	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
(Loss) earnings per share, diluted	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
Weighted average number of common shares outstanding - basic	77,964,062	31,038,898	70,356,683	29,228,457
Weighted average number of common shares outstanding – diluted	77,964,062	31,216,696	70,356,683	29,468,009

The Company conducts exploration activities in Canada and in two foreign jurisdictions, Venezuela and Guyana. Conducting business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $2,440 in fiscal 2007 to $10,262 in fiscal 2008. The Canadian dollar strengthened against the United States dollar in fiscal 2008. Venezuela reintroduced exchange controls in February 2003 and all foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. The net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the period and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in Bolivars and United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses increased from $50,312 in fiscal 2007 to $110,484 in fiscal 2008. Audit and accounting fees have increased and will likely continue to increase due to the audit requirements and the level of testing now required by the auditors, in particular, the level of audit testing required in foreign jurisdictions.

Management and consulting fees have increased from $39,000 in fiscal 2007 to $44,000 in fiscal 2008, primarily due to fee increases in fiscal 2008.

Office and administration costs increased from $117,456 in fiscal 2007 to $146,726 in fiscal 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During most of fiscal 2007, an additional company was sharing office space which contributed to lower office costs in that period.

Salaries and benefits have increased from $165,675 in fiscal 2007 to $234,258 in fiscal 2008. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"). Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase.

In fiscal 2007, there was no stock-based compensation compared to $145,201 in fiscal 2008, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $48,682 ($Nil) in stock-based compensation was capitalized to mineral property interests plus a related future tax recovery of $34,073 ($Nil).

Shareholder communications have increased from $79,438 in fiscal 2007 to $174,696 in fiscal 2008. Shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $38,934 in fiscal 2007 to $33,268 in fiscal 2008. Costs will likely continue at similar levels or higher in the future, due to management travel to South America.

In fiscal 2008, ValGold sold 27,400 common shares, the remaining balance of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when they sold 175,000 common shares of for a gain of $597,405. Interest income increased from $10,653 in fiscal 2007 to $24,244 in fiscal 2008, due to investments of unallocated cash balances.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2006							
Third Quarter	17,943	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	18,552	5,921	871	608	724,586	314,986
Fiscal 2007							
First Quarter	2,980	13,661	37,168	--	25,840	586,760	346,559
Second Quarter	4,213	10,823	258,304	--	(215)	461,769	2,049,067
Third Quarter	2,996	(100)	347,665	--	(86,837)	395,822	581,190
Fourth Quarter	154,504	40,050	549,326	--	37,001	450,753	2,922,292
Fiscal 2008							
First Quarter	116,484	--	521,736	--	33,100	87,299	7,939,710
Second Quarter	31,226	--	476,932	--	--	28,629	953,324

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2006								
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--	(112,648)
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--	--
Fiscal 2007								
First Quarter	228,230	0.01	257,145	520,546	35,117	54	--	--
Second Quarter	380,186	0.01	236,914	87,512	--	125	--	(529,713)
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246
Fiscal 2008								
First Quarter	(403,167)	(0.01)	570,359	151,808	--	125	108,933	(15,509)
Second Quarter	(306,945)	(0.00)	330,625	5,116	--	--	36,268	(18,564)

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At January 31, 2008, ValGold had working capital of $257,588, defined as current assets less current liabilities, compared with working capital of $1,406,211 at July 31, 2007. The Company primarily invests its unused cash in redeemable guaranteed investment certificates which are redeemable in full

after 30 days with interest or in bankers' acceptances. There have been no investments in commercial paper. The initial term of the guaranteed investment certificates may be greater than 90 days and therefore are recorded as short-term investments.

Investing Activities

At January 31, 2008, ValGold had capitalized $23,614,399, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. In fiscal 2008, ValGold expended $10,188,440 on the acquisition and exploration of its mineral property interests, net of recoveries, compared to $3,796,929 in fiscal 2007.

At January 31, 2008, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 850,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total cost of $250,125. The market value of these shares at January 31, 2008, was $293,775. The Company also holds 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at a book value calculated using the B-S method, of $29,120. These warrants currently have an estimated fair value of $3,000. During the six months ended January 31, 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680. Subsequent to January 31, 2008, the Company received an additional 425,000 common shares of Brigadier Gold Ltd., pursuant to the agreement on the Hunter Mine, and 25,000 common shares of Impact Silver Corp., as payment for the data relating to a mineral property interest formerly held by the Company.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

During the six months ended January 31, 2008, the Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share. The finders' warrants were valued using a Black-Scholes ("B-S") pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value per combined finders' warrant ranges from $0.28 to $0.33. The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

ValGold paid finders' fees of $66,395, or 7% cash, and issued 271,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant will entitle the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share.

During the six months ended January 31, 2008, 54,040 agent's warrants with an expiry date of December 30, 2007, were exercised at a price of $0.225, 550,000 warrants were exercised at $0.40, and 10,000 stock

options were exercised at $0.25. The Company also granted 200,000 stock options to a consultant at an exercise price of $0.30, with an expiry date of November 27, 2012. Subsequent to January 31, 2008, 440,000 stock options have been exercised at $0.25 to provide $110,000 to the treasury.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. At the date of this interim report no financing has closed. The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	Six months ended January 31, 2008	2007
Glencoe Management Ltd. (c)	$ 18,000	$ 15,000
LMC Management Services Ltd. (a and d)	473,687	367,105

Balances receivable from (payable to)	January 31, 2008	July 31, 2007
LMC Management Services Ltd. (a)	$ 120,428	$ 130,336
Directors and officers (h)	12,046	--
Total balances receivable (f)	132,474	130,336
Glencoe Management Ltd. (c)	--	2,650
Directors and officers expenses (b)	30,516	38,187
Total balances payable	$ 30,516	$ 40,837

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at January 31, 2008, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2007, management fees of $3,000 (previously $2,500) per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $26,000 (previously $24,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services

Ltd. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of three companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) A director of the Company holds shares in one of the shareholders of Honnold Corp., acquired in connection with the Honnold transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

(h) The Company advanced US$15,000 to an officer of a subsidiary company, to be repaid in five equal instalments from January to May 2008. The advance was without interest.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at January 31, 2008, the Company was a venture issuer. See the Company's audited consolidated financial statements for the years ended July 31, 2007 and 2006.

1.13 Critical accounting policies and changes in accounting policies

The Company has changed its accounting policies with respect to the following, which are in the Company's audited consolidated financial statements for the year ended July 31, 2007.

Comprehensive income.
CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006. Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments. (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.
In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale. Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. A transition adjustment of $299,847 represents the initial balance of this new account and will recognize the comprehensive income of previous periods.

Financial Instruments and Other Instruments

At January 31, 2008 and 2007, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market values of the Company's Canadian and United States dollar denominated temporary investments are equal to the carrying values at January 31, 2008 and 2007. The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below carrying value and the Company chooses to sell instead of carrying the security to term.

1.15 Other MD&A Requirements

See the Company's unaudited consolidated financial statements for the three and six months ended January 31, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 28, 2008, the date of this interim MD&A, subject to minor accounting adjustments:

Outstanding share information at March 28, 2008

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

81,936,836 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
680,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
635,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,035,000	0.35	April 12, 2012
450,000	0.62	June 20, 2012
200,000	0.30	November 27, 2012
6,125,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
2,013,098	$0.50	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
255,636*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
2,000,000	$0.50	December 29, 2008
5,837,500	$0.40/$0.50	May 4, 2008/2009
416,450	$0.40/$0.50	May 4, 2008/2009
4,445,500	$0.40/$0.50	May 25, 2008/2009
2,377,500	$0.60	November 30, 2009
202,800	$0.35	November 30, 2009
456,000	$0.60	December 10, 2009
68,200	$0.35	December 10, 2009
101,400**	$0.60	November 30, 2009
34,100***	$0.60	December 10, 2009
21,882,322		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's warrants to purchase units at $0.35 until November 30, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until November 30, 2009.

*** Finder's warrants to purchase units at $0.35 until December 10, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until Dec 10, 2009.

Other Information

The President and Chief Executive Officer and Chief Financial Officer of ValGold Resources Ltd., have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2008.

Based on their knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Based on their knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures

(DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2008 AND 2007
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
As at January 31, 2008 and July 31, 2007
(Unaudited – prepared by management)

	January 31, 2008	July 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 646,089	$ 1,253,287
Short-term investments	--	2,074,969
Marketable securities	--	43,158
Due from related parties (Note 7)	132,474	130,336
Accounts receivable and prepaids	348,750	246,712
	1,127,313	3,748,462
Investments (Note 4)	293,776	279,246
Equipment (Note 5)	239,086	231,460
Mineral property interests (see schedules) (Note 3)	23,614,399	15,109,101
	$ 25,274,574	$ 19,368,269
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 839,209	$ 618,272
Due to related parties (Note 7)	30,516	40,837
Future income tax liability (Note 8)	--	1,683,142
	869,725	2,342,251
Shareholders' equity		
Share capital (Note 6 (b))	50,451,560	42,816,992
Warrants (Note 6 (d))	2,087,007	1,872,913
Contributed surplus (Note 6 (c))	1,489,901	1,264,150
Deficit	(29,638,149)	(28,928,037)
Accumulated other comprehensive income	14,530	--
	24,404,849	17,026,018
	$ 25,274,574	$ 19,368,269

Commitments (Note 3)
Subsequent events (Notes 3 and 11)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

	Three months ended January 31, 2008	Three months ended January 31, 2007	Six months ended January 31, 2008	Six months ended January 31, 2007
Expenses				
Amortization	$ 1,044	$ 478	$ 2,089	$ 803
Foreign exchange loss (gain)	883	(1,296)	10,262	2,440
Legal, accounting and audit	28,145	39,081	110,484	50,312
Management and consulting fees	22,500	19,500	44,000	39,000
Office and administration	49,224	51,313	146,726	117,456
Property investigations	--	125	125	180
Salaries and benefits	92,462	68,204	234,258	165,675
Shareholder communications	90,237	49,963	174,696	79,438
Stock-based compensation	36,268	--	145,201	--
Travel and conferences	9,862	9,671	33,268	38,934
Write-down of mineral property interests	--	--	--	35,117
Interest and other income	(5,116)	(5,352)	(24,244)	(10,653)
	325,509	231,687	876,865	518,702
Gain on sale of investments	--	(82,160)	(132,680)	(597,405)
(Loss) earnings before income taxes	(325,509)	(149,527)	(744,185)	78,703
Recovery of future income tax	18,564	529,713	34,073	529,713
(Loss) earnings for the period	(306,945)	380,186	(710,112)	608,416
Deficit, beginning of period	(29,331,204)	(28,526,152)	(28,928,037)	(28,754,382)
Deficit, end of period	(29,638,149)	(28,145,966)	(29,638,149)	(28,145,966)
(Loss) earnings per share, basic	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
(Loss) earnings per share, diluted	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
Weighted average number of common shares outstanding - basic	77,964,062	31,038,898	70,356,683	29,228,457
Weighted average number of common shares outstanding – diluted	77,964,062	31,216,696	70,356,683	29,468,009

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended January 31, 2008	Six months ended January 31, 2008
Loss for the period before comprehensive income	$ (306,945)	$ (710,112)
Change in unrealized gain (loss) on investments	(33,464)	(285,317)
Comprehensive loss	$ (340,409)	$ (995,429)

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Three and six months ended January 31, 2008 and 2007
(expressed in United States dollars)

	Common Shares Without Par Value						
	Shares	Amount	Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, July 31, 2007	59,496,280	$ 42,816,992	$ 1,872,913	$ 1,264,150	$ (28,928,037)	$ --	$ 17,026,018
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Guyana properties option payments	200,000	58,000	--	--	--	--	58,000
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	10,000	7,260	--	(4,760)	--	--	2,500
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Agents' warrants exercised	54,040	19,160	(7,001)	--	--	--	12,159
Private placements, less share issue costs	5,667,000	1,630,289	251,751	--	--	--	1,882,040
Stock-based compensation	--	--	--	234,366	--	--	234,366
Stock options cancelled	--	--	--	(3,855)	--	--	(3,855)
Transition adjustment to opening balance	--	--	--	--	--	299,847	299,847
Change in investments for the period	--	--	--	--	--	(285,317)	(285,317)
Loss for the period	--	--	--	--	(710,112)	--	(710,112)
Balance, January 31, 2008	81,936,836	$ 50,451,560	$ 2,087,007	$ 1,489,901	$ (29,638,149)	$ 14,530	$ 24,404,849

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

	Three months ended January 31, 2008	Three months ended January 31, 2007	Six months ended January 31, 2008	Six months ended January 31, 2007
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ (306,945)	$ 380,186	$ (710,112)	$ 608,416
Items not involving cash				
Amortization	1,044	478	2,089	803
Stock-based compensation	36,268	--	145,201	--
Gain on sale of investment	--	(82,160)	(132,680)	(597,405)
Write-down of mineral property interests	--	--	--	35,117
Recovery of future income tax	(18,564)	(529,713)	(34,073)	(529,713)
Changes in non-cash working capital				
Accounts receivable and prepaids	(227,567)	10,844	(5,357)	47,971
Due from related parties	(105,594)	(71,586)	(12,459)	(81,333)
Accounts payable and accrued liabilities	(75,679)	(11,454)	(15,999)	(16,044)
	(697,037)	(303,405)	(763,390)	(532,188)
Investing activities				
Mineral property interests				
Acquisition costs (recovery)	(100,654)	5,303	(1,608,356)	(162,976)
Exploration and development costs	(728,067)	(1,094,291)	(2,557,746)	(2,092,660)
Purchase of equipment	(29,826)	(17,311)	(49,173)	(24,772)
Proceeds from sale of investments	--	121,336	175,838	873,051
Change in temporary investments	--	(550,000)	2,074,969	(514,063)
	(858,547)	(1,534,963)	(1,964,468)	(1,921,420)
Financing activities				
Common shares and warrants issued for cash	1,917,090	582,590	2,120,660	2,252,652
Increase (decrease) in cash and cash equivalents during the period	361,506	(1,255,778)	(607,198)	(200,956)
Cash and cash equivalents, beginning of period	284,583	1,267,426	1,253,287	212,604
Cash and cash equivalents, end of period	$ 646,089	$ 11,648	$ 646,089	$ 11,648

Supplementary cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

1. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada, Venezuela and Guyana.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption. At January 31, 2008, the Company had no source of operating cash flow and an accumulated deficit of $29,638,149. At January 31, 2008, the Company had working capital of $257,588. Operations for the interim period ended January 31, 2008, have been funded primarily from the sale of shares of marketable securities, and from the issuance of share capital.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2. Basis of presentation:

The accompanying financial statements for the interim periods ended January 31, 2008 and 2007, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2007.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2008 Total Costs	July 31, 2007 Total Costs
Garrison Project	$ 119,384	$ 3,586,894	$ 3,706,278	$ 3,590,350
Guyana Properties (a)	278,894	1,918,158	2,197,052	1,198,384
Hunter Gold Mine	33,100	460,739	493,839	460,739
Manitoba Properties	117,088	(4,610)	112,478	112,478
Tower Mountain	259,449	2,654,874	2,914,323	2,766,613
Venezuela Properties (b)	9,257,906	4,932,523	14,190,429	6,980,537
	$10,065,821	$ 13,548,578	$ 23,614,399	$ 15,109,101

(a) Guyana Properties, Guyana

The Company entered into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year exploration commitment of US$750,000 (spent) after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"), Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% net smelter return royalty ("NSR") in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

The Company entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of US$250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval.

3. Mineral property interests (continued):

(b) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held up to twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was to be accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction.

To exercise the Option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, this number being such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement. The second installment of the finder's fee was due upon exercise of the Option. An equivalent number of common shares, or 890,073 common shares, equivalent to US$325,000, based on the average closing price of the shares over the 30-day period prior to the exercise date, were issued.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any significant adverse impact to date on its operations in Venezuela nor has the Company curtailed its investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect the Company's operations and investment in Venezuela in the future.

(c) Option payments

In order to maintain existing mineral property option agreements, the Company will be required to make cash payments of $85,000 ($60,000 paid) and issue 255,000 common shares (issued) on the Company's mineral property interests located in Canada during the remainder of the year ending July 31, 2008. These payments are at the Company's option.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

4. Investments:

	Number of Shares	Net Book Value July 31, 2007	Accumulated Unrealized Gains (Losses)	Fair Value January 31, 2008
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 32,000	$ 72,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	49,875	149,625
Mediterranean Minerals Corp.	5,000	2,000	(850)	1,150
Brigadier Gold Ltd.	850,000	108,375	(40,375)	68,000
Brigadier Gold Ltd. – warrants	425,000	29,120	(26,120)	3,000
LMC Management Services Ltd. (Note 7(a))	1	1	--	1
Total Investments		$ 279,246	$ 14,530	$ 293,776

See Consolidated Statement of Shareholders' Equity.

5. Equipment:

	Cost	Accumulated Amortization	Net Book Value, January 31, 2008	Cost	Accumulated Amortization	Net Book Value, July 31, 2007
Vehicles	$ 133,668	$ 28,869	$ 104,799	$ 108,758	$ 15,468	$ 93,290
Office equipment	29,380	5,007	24,373	16,682	5,751	10,931
Buildings	61,339	9,504	51,835	61,339	6,437	54,902
Computer equipment	18,801	5,499	13,302	17,433	2,422	15,011
Field equipment	86,974	42,197	44,777	76,777	19,451	57,326
	$ 330,162	$ 91,076	$ 239,086	$ 280,989	$ 49,529	$ 231,460

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

6. Share capital (continued):

(b) Issued and fully paid

See Consolidated Statements of Shareholders' Equity.

The Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share. The Company paid finders' fees of $66,395, or 7% cash, and issued 271,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant entitles the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share. The finders' warrants were valued using a Black-Scholes ("B-S") pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value per combined finders' warrant ranges from $0.28 to $0.33. The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The Company has a 10% rolling plan adopted by shareholders on January 22, 2008. At January 31, 2008, the plan allows for the issuance of up to 8,193,657 stock options.

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance and exercisable at July 31, 2006	4,120,000	$0.25
Granted	2,565,000	$0.40
Exercised	(56,250)	$0.26
Cancelled	(150,000)	$0.25
Balance, July 31, 2007	6,478,750	$0.31
Granted	200,000	$0.30
Exercised	(10,000)	$0.25
Cancelled	(51,250)	$0.35
Balance, January 31, 2008	6,617,500	$0.31
Exercisable at January 31, 2008	5,325,000	$0.29

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Stock options (continued)

The following table summarizes information about the stock options outstanding at January 31, 2008:

Number Outstanding at January 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
30,000	0.1 years	$0.25
22,500	0.1 years	$0.35
1,305,000	3.0 years	$0.25
100,000	3.5 years	$0.25
620,000	4.9 years	$0.25
880,000	5.8 years	$0.25
100,000	6.0 years	$0.25
775,000	1.5 years	$0.25
100,000	2.2 years	$0.25
2,035,000	4.2 years	$0.35
450,000	4.4 years	$0.62
200,000	4.8 years	$0.30
6,617,500	3.9 years	$0.31
Exercisable at January 31, 2008:		
5,325,000	3.8 years	$0.29

The fair value of each stock option granted is estimated on the date of grant using a B-S option pricing model with weighted average assumptions as follows:

	Six months ended January 31,	
	2008	**2007**
Risk free interest rate	3.8%	--
Expected life (years)	5 years	--
Expected volatility	83.24	--
Expected dividends	Nil	--
Weighted average fair value per option grant	$0.29	--

The Company granted 200,000 stock options to a consultant at a price of $0.30, with an expiry date of November 27, 2012.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. During the period, stock-based compensation of $51,237 was capitalized to mineral property interests on the balance sheet. Since this charge is not deductible for income tax, an additional $34,073 was recorded as the related future income tax cost.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

6. Share capital (continued):

(d) Warrants

As at January 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
125,000	$0.50	February 13, 2008
2,013,098	$0.50	August 28, 2008
255,636*	$0.275	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
2,000,000	$0.50	December 29, 2008
5,837,500	$0.40/$0.50	May 4, 2008/09
416,450	$0.40/$0.50	May 4, 2008/09
4,445,500	$0.40/$0.50	May 25, 2008/09
2,377,500	$0.60	November 30, 2009
202,800**	$0.35	November 30, 2009
101,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
68,200**	$0.35	December 10, 2009
34,100	$0.60	December 10, 2009
22,007,322		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%.

The warrants noted with a double-asterisk (**) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 3.66%, a two-year life, and an expected volatility of 78%.

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2006	3,635,893	$0.40
Issued	20,136,388	$0.42
Exercised	(1,204,316)	$0.39
Balance, July 31, 2007	22,567,965	$0.42
Issued	3,240,000	$0.50
Exercised	(604,040)	$0.38
Expired, unexercised	(3,196,603)	$0.40
Balance, January 31, 2008	22,007,322	$0.43

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

7. **Related party transactions and balances:**

Services provided by:	Six months ended January 31, 2008	2007
Glencoe Management Ltd. (c)	$ 18,000	$ 15,000
LMC Management Services Ltd. (a and d)	473,687	367,105

Balances receivable from (payable to)	January 31, 2008	July 31, 2007
LMC Management Services Ltd. (a)	$ 120,428	$ 130,336
Directors and officers (h)	12,046	--
Total balances receivable (f)	132,474	130,336
Glencoe Management Ltd. (c)	--	2,650
Directors and officers expenses (b)	30,516	38,187
Total balances payable	$ 30,516	$ 40,837

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at January 31, 2008, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2007, management fees of $3,000 (previously $2,500) per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $26,000 (previously $24,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services Ltd.' Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of three companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) See Note 3 (b) - A director of the Company holds shares in one of the shareholders of Honnold Corp., acquired in connection with the Venezuelan Properties transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

7. Related party transactions and balances (continued):

(h) The Company advanced US$15,000 to an officer of a subsidiary company, to be repaid in five equal instalments from January to May 2008. The advance was without interest.

8. Income taxes:

As a result of the completion of the Honnold transaction, the Company has acquired significant future tax assets sufficient to extinguish the future income tax liability recorded at July 31, 2007. The Company has recorded a recovery of the future income tax liability on the schedule of mineral property interests, related to Venezuela. Despite having significant future tax assets, the realization of benefits related to future potential tax deductions is uncertain so no future income tax asset has been recognized for accounting purposes.

The Company capitalizes stock-based compensation related to stock options granted to consultants and employees working directly on its mineral properties. While these amounts are not deductible for tax purposes, sufficient tax pools are available to offset this permanent difference. As a result, a recovery of future income taxes of $34,073 has been recorded on the statement of operations and deficit in the period.

9. Supplementary cash flow information:

During the six months ended January 31, 2008 and 2007, the Company conducted non-cash investing and financing activities as follows:

	Three months ended January 31,		Six months ended January 31,	
	2008	2007	2008	2007
Shares issued for mineral property interests and finders' fees	$ 58,000	$ 1,558,750	$ 5,727,203	$ 1,574,975
Amortization capitalized to mineral property interests	$ 20,255	$ 8,099	$ 39,458	$ 14,149
Stock-based compensation and future income taxes capitalized to mineral property interests	$ 44,857	$ --	$ 85,310	$ --

10. Financial instruments:

At January 31, 2008, the fair values of cash and cash equivalents, short-term investments, due from (to) related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At January 31, 2008, cash and cash equivalents were held as cash in bank accounts, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

11. Subsequent events:

Subsequent to January 31, 2008:

(a) 125,000 warrants exercisable at $0.50, expired, unexercised; and

(b) 440,000 stock options were exercised at a price of $0.40; and

(c) 25,000 common shares of Impact Silver Corp., were received by the Company as payment for access to data on a mineral property interest formerly held by the Company.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Six months ended January 31, 2008
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests January 31, 2008
Acquisition costs							
Balance, beginning of period	$ 258,362	$ --	$ 2,168,503	$ 117,088	$ 117,655	$ 106,987	$ 2,768,595
Incurred (recovered) during the period	1,087	33,100	7,089,403	--	1,729	171,907	7,297,226
Balance, end of period	259,449	33,100	9,257,906	117,088	119,384	278,894	10,065,821
Exploration and development costs							
Incurred during the year							
Assays and analysis	20,068	--	80,746	--	23,111	88,772	212,697
Drilling	83,575	--	659,537	--	--	87,631	830,743
Geological and geophysical	34,516	--	123,717	--	56,007	337,773	552,013
Land lease and property taxes	--	--	171,349	--	--	22,118	193,467
Site activities	5,464	--	659,113	--	15,376	165,246	845,199
Stock-based compensation	--	--	22,400	--	5,894	57,016	85,310
Travel and accommodation	3,000	--	86,769	--	13,811	68,205	171,785
	146,623	--	1,803,631	--	114,199	826,761	2,891,214
Balance, beginning of period	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Future income tax recovery	--	--	(1,683,142)	--	--	--	(1,683,142)
Balance, end of period	2,654,874	460,739	4,932,523	(4,610)	3,586,894	1,918,158	13,548,578
Total Mineral Property Interests	2,914,323	$ 493,839	$ 14,190,429	$ 112,478	$ 3,706,278	$ 2,197,052	$ 23,614,399

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2007

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2007
Acquisition costs							
Balance, beginning of year	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred (recovered) during the year	30,780	(24,045)	1,604,203	21,833	7,655	106,987	1,747,413
	276,962	--	2,168,503	258,927	117,655	106,987	2,929,034
Write-down of mineral property interests	(18,600)	--	--	(141,839)	--	--	(160,439)
Balance, end of year	258,362	--	2,168,503	117,088	117,655	106,987	2,768,595
Exploration and development costs							
Incurred during the year							
Assays and analysis	821	--	150,166	708	178,826	71,485	402,006
Drilling	93,622	--	1,198,611	--	1,038,597	167,135	2,497,965
Future income tax	--	--	1,693,728	--	2,261	15,827	1,711,816
Geological and geophysical	32,534	33	288,237	4,570	439,609	429,547	1,194,530
Land lease and property taxes	--	--	188,371	--	--	45,116	233,487
Site activities	6,100	16	618,419	31,848	70,924	206,362	933,669
Stock-based compensation	--	--	24,122	--	5,152	36,065	65,339
Travel and accommodation	836	--	133,251	5,475	152,080	113,939	405,581
	133,913	49	4,294,905	42,601	1,887,449	1,085,476	7,444,393
Balance, beginning of year	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Recovery of costs	--	(36,824)	--	--	--	--	(36,824)
Write-down of mineral property interests	(1,717)	--	--	(291,886)	--	--	(293,603)
Balance, end of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Total Mineral Property Interests	$ 2,766,613	$ 460,739	$ 6,980,537	$ 112,478	$ 3,590,350	$ 1,198,384	$ 15,109,101

END